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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

        [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
                [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR


                For Period Ended: August 31, 1996
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                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
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* Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
*                                                                              *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


Bullet Sports International, Inc.
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FULL NAME OF REGISTRANT

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FORMER NAME IF APPLICABLE

2803 South Yale Street
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

Santa Ana, California 92704
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CITY, STATE AND ZIP CODE

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

          The preparation of the Company's quarterly report on Form 10-QSB has been delayed as a result of the Company's calculation of charges to be accrued for the period in connection with the requirement to register common stock underlying certain convertible preferred stock issued by the Company (as discussed more fully in response to Part IV below). These determinations have caused the Company to file for an extension of time to file its Form 10-QSB.

                                                (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV -- OTHER INFORMATION

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           (1)  Name and telephone number of person to contact in regard to this notification

                William Slater                        (714) 966-0310
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                   (Name)                       (Area Code) (Telephone Number)

           (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes       [ ] No



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        (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company experienced a decrease in sales to $1,730,000 for the three months ended August 31, 1996, as compared to $4,272,000 for the same period of the prior year, a decrease of $2,542,000 or 59.5%. Net loss for the three months ended August 31, 1996, was $1,480,000 compared to a net loss of $741,000 for the same period of the prior year.

        These changes are a consequence of the continued unfavorable impact of restrictions in the Company's principal lending agreement limiting available working capital for use in marketing activities. In addition, substantial charges were accrued during the period in connection with certain payments which may be claimed by various preferred stockholders of the Company who hold registration rights relating to convertible preferred stock issued by the Company. These payments relate to the failure of the Company to meet certain deadlines with respect to the filing and effectiveness of a registration statement covering the shares of common stock of the Company underlying such convertible preferred stock.

                      Bullet Sports International, Inc.
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                 (Name of Registrant as specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 15, 1996.....................    By  /s/ JOHN A. HAAS
                                                 ...............................
                                                        John A. Haas
                                                        President and
                                                        Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION


Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.C. 1001).
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                             GENERAL INSTRUCTIONS


        1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter)/ [Added in Release No. 34-31905 (Paragraph 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113
(Paragraph 85,475), effective January 30, 1995, 59 F.R. 67752.]





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